                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Form 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             WorldWide Data, Inc.
             -----------------------------------------------------
                (Name of Small Business Issuer in its Charter)


          Delaware                                     98-0185548
--------------------------------        ----------------------------------------
(State or other jurisdiction of         (I.R.S. Employer Identification No.)
 incorporation or organization)

    36 Toronto Street, Suite 250
         Toronto, Ontario                                    M5C 2C5
----------------------------------      ----------------------------------------
(Address of principal executive offices)                   (Zip Code)

                  Issuer's telephone number,  (416) 304-0224

          Securities to be registered under Section 12(b) of the Act:

     Title of each class                    Name of each exchange on which
     to be so registered                       each class to be registered

-----------------------------------         ------------------------------------

-----------------------------------         ------------------------------------

          Securities to be registered under Section 12(g) of the Act:

                                 Common Stock
           --------------------------------------------------------
                               (Title of Class)

--------------------------------------------------------------------------------
                                (Title of Class)

          INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   Description of Business.

(a)  Business Development.

          We were incorporated in Delaware on April 9, 1995. In February 1998, we acquired all of the outstanding equity securities of WorldWide Online Corp., an Internet service provider located in Toronto and a company organized under the laws of the Province of Ontario. Through our wholly-owned subsidiary Worldwide Online, we provide individuals and businesses an array of e-business solutions and services that enable enterprises to capitalize on the power of the Internet to reach and support customers and markets.

(b)  Business of Issuer.

     Industry/Market Overview

          Businesses today are using the Internet to create new revenue opportunities by enhancing their interactions with new and existing customers. Businesses are also using the Internet to increase efficiency in their operations through improved communications, both internally and with suppliers and other business partners. This emerging business use of the Internet encompasses both business-to-business and business-to-consumer communications and transactions.

          The projected growth of these markets over the next five years is dramatic, particularly in business-to-business e-commerce. Forrester Research, an independent research firm, projects that the market for business-to-business e-commerce will grow from $43 billion in 1998 to $1.3 trillion in 2003. In comparison, Forrester Research projects that the market for business-to-consumer e-commerce will grow from $8 billion to $108 billion over the same period. In order to capitalize fully on the new opportunities presented by the Internet, businesses demand Internet-based applications that process transactions and deliver information far more effectively than static web pages.

          The extensive reach of the Internet can enable growing enterprises to compete effectively with larger competitors. However, growing enterprises face significant challenges in their efforts to capitalize on the opportunities that the Internet offers, including:

     - The need to develop a comprehensive strategic understanding of how Internet technologies can help a growing enterprise create an e-business;

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     -    The need to implement and stay abreast of new and rapidly changing technologies, frequently without the benefit of a substantial internal information technology staff;

     - Significant integration and interoperability issues caused by the patchwork of legacy systems that businesses often implemented without a focused information technology strategy;

     - Greater budgetary constraints than large enterprises, making purchase price, total cost of ownership and technological obsolescence key issues; and

     - The need to maintain significant technological infrastructure and to support e-business applications.

          We believe that the needs of small and growing enterprises will make them a significant factor in the overall market for Internet services. International Data Corporation, an independent research firm, defines Internet services as the consulting, design, systems integration, support, management and outsourcing services associated with the development, deployment and management of Internet sites. International Data Corporation expects the market for these services, which includes both growing and all other enterprises, to grow at a five year compounded annual growth rate of 59% from $7.8 billion in 1998 to $78.5 billion in 2003.

          Large companies which provide services to assist businesses in using information technology, including the Internet, have primarily focused their service offerings on large enterprises, such as Fortune 500 companies, while largely ignored small or growing enterprises and their unique needs. These traditional service providers generally operate by deploying large numbers of personnel to the client's site to conduct lengthy studies before proposing a solution. We believe that this approach does not yield effective solutions within the time and budgetary constraints of growing enterprises.

          Small or growing enterprises need to get to market very quickly and often face significant obstacles in capitalizing on the opportunities that the Internet provides because of the technological complexity, cost of implementation and support and scarcity of qualified professionals. Accordingly, they increasingly demand a single source provider of strategy, systems integration, hosting and support that is focused on their specific needs.

     The Worldwide Data Solution

          We have specifically tailored our service offerings for small or growing enterprises seeking rapid delivery of cost-effective, high value-added, comprehensive solutions for their e-business initiatives. Our services consist of (i) e-Business


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Consulting, (ii) Internet Solutions, (iii) Application Hosting, (iv) Providing
Internet Service and (v) Customer Support. By offering a seamless integration of these services, we believe that we are a full service provider of e-business solutions for small or growing enterprises. We enable our clients to overcome the obstacles described above by combining high quality cost effective e-business services with application hosting and Internet access to deliver sophisticated e-business solutions and services that otherwise might be unavailable to them.

          From our inception in 1995 through 1998, our operating activities primarily consisted of providing Internet access to individuals and small and medium size businesses. Since 1998, however, the focus of our business and the significant portion of our revenues has been derived from our e-Business Consulting, Internet Solutions, Application Hosting and Customer Support services.

          Our services enable us to develop, build and maintain e-commerce websites for our clients, and create revenue-generating programs for our clients that attract consumers to their respective sites. In addition, we complement these offerings with a call center and related services that provide customer service and support.

     Target Market

          Our plan is to focus our service offerings on the needs of small and medium-sized businesses. We believe that these businesses are becoming increasingly reliant on Internet access to significantly enhance communications with other offices, employees, customers and suppliers. We also believe that the Internet enables such businesses to reduce operating costs, access valuable information and reach new markets. As a result, we believe that small and medium-sized businesses increasingly are utilizing the Internet for crucial business needs such as sales, customer service and project coordination. Internet use by this market is expected to grow substantially from its current low level. Small and medium sized business customers are also increasingly seeking a variety of advanced products and services to take full advantage of the Internet and allow them to compete with larger corporations cost-effectively.

PRINCIPAL SERVICES

     e-Business Consulting

          We advise our customers on the use of e-business solutions to reach and support customers and markets. The goal of these solutions is typically the achievement of a qualifiable, sustainable competitive advantage within a short time frame. Our strategy services include analyzing the client's market, business processes and existing technology infrastructure, evaluating both packaged and custom alternative solutions and formulating recommendations for a solution or strategy. We provide a road map that our

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client can implement immediately, as opposed to the type of high level advice that requires additional strategy planning prior to being implementable.

     Internet Solutions

          We develop and implement e-business applications for high transaction volume revenue generation activities. We both develop custom applications and tailor packaged applications. We design our e-business applications to be flexible and easily scalable. Clients require flexibility so that they can easily integrate our solutions with their existing systems, upgrade solutions for technological changes and respond to developments in how business is conducted on the Internet. Scalability is critical to our clients because they often experience very significant increases in transaction volumes within a short time period.

     Application Hosting

          We host a variety of custom and package applications, including customer relationship management applications, database applications, corporate Web sites and complex transaction intensive e-business applications. Our application hosting service enables clients to rent applications through payment of a monthly service fee instead of incurring a large one-time, initial investment. Our application hosting operations team provides active monitoring and application level support for Internet-based applications 15 hours a day, Monday through Friday and 8 hours a day on Saturdays and Sundays. These support capabilities often reduce the client's need for a large information technology staff.

          Our service delivery infrastructure is designed to provide our clients with a fast response time, reliability, scalability and security. Our application hosting infrastructure is located in Toronto, Ontario. We currently provide application hosting services to approximately 100 small to medium companies.

     Internet Service Provider

          We provide subscribers with direct access to the Internet. As of December 1999, we had approximately 2000 subscribers. Our business model is to create high user density in greater Toronto, Ontario. Although our Internet Service Provider division is no longer the division from which the Company derives substantial revenue or the division for which the Company devotes substantial resources, it complements the Company's Internet Solutions and e-Business Consulting divisions. Our most popular service package provides unlimited dial-up Internet access to individuals and businesses for $25.00 and $50.00 a month, respectively. We also offer value-added services for additional fees, including multiple e-mail boxes, personalized e-mail addresses and personal Web sites. We provide subscribers with a full range of services including

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dedicated high speed access (such as T-1, xDSL, ATM and ISDN service), web hosting, server co-location and domain name registration and hosting.

     Customer Support

          Outstanding service and customer care are crucial to subscriber acquisition, cost containment and retention in our industry. Our goal is to attain customer satisfaction by providing superior systems and network performance along with high quality service and technical support. Our Customer Support department, which is open 15 hours-a-day, Monday through Friday and 8 hours-a-day on Saturday and Sunday, is structured to provide prompt, effective and friendly support. We plan to implement 24 hour/7 day a week customer support in the first quarter of 2000. All customer support representatives have on-line capabilities to provide customer and technical support and order entry to provide solutions for both in-house products as well as clients' web-based applications.

     Sales and Marketing

          We offer our products and services through resellers and indirect sales channels. We do not employ a direct sales force to target customers, and we currently have no plans to hire a direct sales force. We employ reseller and referral programs and enter into joint marketing agreements to market and distribute our services. Resellers are persons or entities not directly employed or affiliated with us who agree to market and sell our products. Our reseller program offers resellers services-in-kind or commissions for each new customer they bring to us. We have established reseller arrangements with several Internet-related companies. Referral partners will receive a fee or some other form of compensation for referring customers or customer leads to us. Our referral partners will include organizations such as local computer companies, information technology consultants, web page designers, advertising agencies or other entities that do not generally sell Internet services directly.

          In addition, we have in the past periodically used direct mail and newspaper and billboard advertising to market our services and products.

Clients

          We focus our marketing and sales activities on small and growing enterprises. The use and functionality of our services are applicable to a variety of industries. Therefore, we provide our services to a number of types of businesses. Our clients include, but are not limited to, high technology firms, insurance brokers, traditional product/services firms, law firms and a municipality.
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COMPETITION

          The market for Internet access and related services is extremely competitive. We face a high level of competition in all of our service areas. Our competitors include consulting companies, Internet professional service firms, systems integration firms, application hosting firms, web-hosting firms and Internet service providers. Barriers to entry in most of our service areas are low. Therefore, we expect additional competitors to develop.

          We also believe that new competitors will continue to enter the Internet access market. These new competitors may also include large computer hardware and software companies, media and telecommunications entities and companies that provide direct service to residential customers, including cable television operators, wireless communication companies, local and long-distance telephone companies and electric utility companies.

          Almost all of our competitors are larger than us and have substantially greater financial, technical, and operating resources than we do. We cannot assure you of our survival in this intensely competitive environment. We will need to distinguish ourselves by our technical knowledge, our responsiveness to our target customers, our ability to market and sell customized combinations of services within our markets and our capacity to offer diverse Internet services.

PATENTS, TRADEMARKS AND SERVICEMARKS.

          We do not currently hold patents, copyright marks or servicemarks on any of our products, however, we may apply for such intellectual property right protections if future conditions indicate that this would be in our best interests.

GOVERNMENT APPROVAL AND REGULATIONS.

          We are subject to certain federal, state and provincial laws and regulations that are applicable to certain activities on the Internet. Legislative and regulatory proposals under consideration by federal, state, provincial local and foreign governmental organizations concern various aspects of the Internet, including, but not limited to, online content, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. Such government regulation may place our activities under increased regulation, increase our cost of doing business, decrease the growth in Internet use and thereby decrease the demand for our services or otherwise have a material adverse effect on our business, results of operations and financial condition.

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COST AND EFFECTS OF COMPLIANCE WITH
ENVIRONMENTAL COMPLIANCE.

          Our business is not subject to any specific federal, state or local environmental laws, and, consequently, we have neither incurred any costs nor has it been affected adversely or otherwise by any existing environmental laws.

EMPLOYEES.

          We employ fifteen full-time individuals and have retained two independent contractors on a temporary project-by-project basis. We are not a party to any collective bargaining agreements, and we have never experienced a work stoppage. We consider our relations with our employees to be good. We believe that our success will in large part depend upon our ability to recruit and retain qualified professional with a high degree of information technology skills and experience needed to provide our sophisticated services.

(c)  Reports to Security Holders.

          By virtue of us filing this Registration Statement on Form 10-SB, we are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). This Form 10-SB, proxy statements and other information, as amended, may be inspected without charge at the Securities and Exchange Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 or on the Commission's website at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

          We are a Delaware corporation and incorporated in 1995. In 1998, we acquired all of the Common Stock of WorldWide Online Corp., an Internet Service provider located in Toronto, Ontario and organized under the laws of the Province of Ontario.

          We are a full service provider of e-business solutions that allow growing enterprises to capitalize on the power of the Internet to reach and support customers and markets. Our five divisions consist of e-Business Consulting, Internet solutions, providing Internet Service and Customer Support and Application Hosting. From our inception in 1992 through 1998, our operating activities primarily consisted of providing Internet access to individuals and small business in our capacity as an Internet Service Provider (ISP). Prior to 1998, we derived no or limited revenues from application

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hosting, e-Business consulting or Internet Solution services. We believe, ho wever, that application hosting, e-Business Consulting and Internet Solutions Services will account for a significantly greater portion of our total revenues in the future.

          Historically, we have offered our services to clients primarily under time and materials contracts. For these projects, we recognize revenues based on the number of hours worked by consultants at a rate per hour agreed upon with our clients. We have also performed some services under fixed-fee contracts.
We recognize revenues from fixed-fee contracts on a percentage of completion method based on project hours worked.

          We expect that the portion of our revenues attributable to fixed-fee contracts will increase for 1999 and in the future.

          Due to our use of fixed-fee contracts, our operating results may be affected adversely by inaccurate estimates of costs required to complete projects. Therefore, we employ a series of project review processes designed to help provide accurate project cost and completion estimates, including a detailed review at the end of each specified reporting period to determine project percentage of completion to date.

          We generally derive our initial pricing for a contract from our internal cost and fixed-fee pricing model. This model helps our professionals estimate pricing based on the scope of work and materials required. The model also takes into account project complexity and technical risks.

          We seek to mitigate our risks under fixed-fee contracts by providing fixed-fee quotes for discrete phases of each project. Using this approach, we are able to price more accurately the next phase of the engagement by virtue of having greater knowledge of the client's needs and the project's complexity. We reflect any loses on projects in process in the period in which they become known.

          We typically receive an advance payment from our strategy consulting services clients upon contract signing, with additional payments required upon our attainment of project milestones. Deferred revenues consist principally of these advance payments. We recognize those payments upon performance of services.

          We price our application hosting contracts on a fixed-fee basis. We recognize revenues from these contracts as services are completed each month. In addition, we charge our application hosting clients a one time set-up fee, which we recognize when set-up is complete. Pricing varies for each client based on the prospective application to be hosted. Factors which determine pricing generally include telecommunications bandwidth required, physical space requirements in our leased hosting facilities and the technological complexity of supporting the hosted application.

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          To date, we have depended upon a few clients for the majority of our revenues. This dependence on a small number of clients is primarily attributable to the relatively limited range of services that we offered from 1995-1998. We expect our reliance on a small number of clients to decrease due to our addition of application hosting capabilities and the continued growth of our e-Business Consulting and Internet Solutions Services.

          We believe that we have achieved a number of important accomplishments since making the strategic decision in 1998 to expand our service offerings. These accomplishments include:

          .  application hosting
          .  increased hiring
          .  e-Business Solutions
          .  increased customer support

          We hope to build on theses accomplishments to become the leading full service provider of business-to-business e-business solutions that enable growing enterprises to increase their revenues and market share. We are seeking to increase revenues in the near term by continuing to:

          .  Increase our sales and marketing efforts;
          .  Expand our professional staff; and
          . Add to our existing application hosting infrastructure to increase our capacity to provide application hosting services.

          We will need to make significant expenditures in connection with all of these activities. In particular, expanding our application hosting capacity involves capital expenditures for equipment and software as well as costs for leasing facilities to house that equipment. These capital expenditures will result in significant depreciation and amortization expenses.

          Our expense items include project personnel costs, sales and marketing expense and general and administrative expenses:

          . Projected personnel costs consist of payroll and payroll-related expenses for personnel dedicated to client assignments;

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        .  Sales and marketing expenses consist primarily of salaries (including sales commissions), consulting fees, trade show expenses, advertising and the cost of marketing literature; and

        . General and administrative expenses consist primarily of administrative salaries, salaries, fees for professional services, and other operating costs, such as rent.

        Our revenues in the past were generated by the Company in its capacity as an Internet Service Provider providing strategy and systems integration solutions services. We developed and began implementation of our current strategy to become a leading full service provider of Internet solutions for businesses in late 1998. We began recognizing revenues from these services in the first quarter of 1999. Because we are increasing our marketing and sales strategy initiatives and are adding to our application hosting infrastructure, we expect our revenue streams to increase.

Results of Operations

Year Ended December 31, 1999 as compared to Year ended December 1998

          The Company had net sales from online services of $495,000 for the year ended December 31, 1999 as compared to $338,000 for the year ended December 31, 1998. The increase of $157,000 (46%) is attributed to the change in business mix from internet connection service to web page design maintenance and e-business consulting.

          Cost of sales for on-line services increased during the year ended December 31, 1999 to $279,000 from $222,000 for the year ended December 31, 1998. The increase of $57,000 (26%) is attributed to an increase in personnel costs due to the increased sales.

          Cost of sales for aircraft leasing increased to $151,000 for the year ended December 31, 1999 from $66,000 for the year ended December 21, 1998. The net increase of $85,000 (129%) is attributable to the start of leasing operations. However, the company recorded no depreciation on the aircraft during 1999 due to its sale.

          Selling general and administrative expenses remained approximately the same at $417,000 for 1999 and 1998 as the company only had an increase in those costs related to sales.

Year Ended December 31, 1999 as Compared to December 31, 1997

          The Company had net sales of $338,000 for the year ended December 31, 1998 as compared to $332,000 for the year ended December 31, 1997. The increase of $6,000 (1.8%) is attributable to increased internet usage by customers.
There were no sales from aircraft leasing.

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          Costs of sales for aircraft leasing during 1998 was $66,000.  Although the company had no related sales the company recorded $38,000 in depreciation expense and incurred $28,000 in maintenance and repair expense on the newly acquired aircraft.

          Selling general and administrative expense increased to $417,000 from $169,000 for the year ended December 31, 1998 as compared to 1997, an increase of $248,000 (46%). The net increase is attributable to goodwill of $78,000, aircraft depreciation and maintenance of $70,000, $40,000 in expenses related to the NASD inquiry and increased marketing costs of $60,000.

          The Company had a net loss for the year ended December 31, 1998 of $443,000 as compared to a net loss of $204,000 for the year ended December 31, 1997, an increase of $239,000 (117%). The increased loss is attributable to the aforementioned increases in expenses.

Liquidity and Capital Resources

December 31, 1999 to December 31, 1998

          At December 31, 1999 the Company had cash of $217,000 as compared to $58,000 at December 31, 1998. During 1999, the Company completed stock sales for $265,000, a debenture financing of $250,000 and sold the aircraft in the aircraft leasing business for $680,000.

          During the year ended December 31, 1999 WorldWide used cash of $740,000 to reduce outstanding debt and $215,000 for operations.

December 31, 1998 to December 31, 1997

          At December 31, 1998, the Company had cash of $58,000 as compared to cash of $14,000 at December 31, 1997. During 1998, the Company completed equity sales whereby it received net proceeds of approximately $1,000,0000. The Company used $240,000 of the proceeds as part of the purchase price of 761395 Alberta Ltd an aircraft leasing company. The balance of the proceeds have been used to reduce debt by $376,000 and for working capital $384,000.

          WorldWide believes that its cash, cash flow from operations together with the expected net proceeds from this offering will be sufficient to fund its capital expenditures and working capital requirements for at least the next 12 months.

          WorldWide may require additional capital in the future for the new business activities related to its current and planned businesses, or in the event it decides to make additional acquisitions or enter into joint ventures and strategic alliances. Sources of additional capital may include cash flow from operations, public or private equity and debt financings, bank debt and vendor financings. However, we cannot assure

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you that WorldWide will be successful in producing sufficient cash flow or raising debt or equity capital to meet its strategic business objectives or that such funds, if available, will be available on a timely basis and on terms that are acceptable to WorldWide. If WorldWide is unable to obtain such capital, it may have to delay or curtail business operations. In addition, WorldWide may increase the number of consulting projects it takes on, which in turn may accelerate WorldWide's need for additional capital.

MARKET RISK

          To date, we have not utilized derivative financial instruments or derivative commodity instruments. We do not expect to employ these or other strategies to hedge market risk in the foreseeable future.

Item 3.  Description of Property.

          We do not own any real property and lease all of our facilities. We are located at 36 Toronto Street, Suite 250, Toronto, Ontario M5C 2C5. The premises measures approximately 3,200 square feet and is used for the Company's general office and administrative purposes and is the location from which the Company provides customer support and application hosting services to our clients. The initial term of the lease commenced in September 1995 and expires on August 31, 2000. We believe that the above referenced properties are acceptable for our current operating needs.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

          The following table, based upon information known to us, sets forth certain information regarding beneficial ownership of our Common Stock as of March 31, 2000 by (i) each person who is known by us to beneficially own more than five percent of our Common Stock; (ii) each of our officers and directors; and (iii) all executive officers and directors as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. As of March 31, 2000, there were 3,763,100 ] shares of Common Stock issued and outstanding. Each share of Common Stock is entitled to one vote per share.

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
---------------------------------------------------------------------------------------------------------------
           Name and Address                          Number of Shares of                        Percent
         of Beneficial Owner                     the Company's Common Stock                    of Class
---------------------------------------------------------------------------------------------------------------
Romeo Colacitti                                           135,000                                3.5%
42 Leosmith Drive
Aurora, Ontario
Canada
---------------------------------------------------------------------------------------------------------------
BC Trust                                                  120,000                                3.1%
36 Toronto Street, Suite 250
Toronto, Ontario
Canada M5C 2C5
---------------------------------------------------------------------------------------------------------------
Bronson B. Conrad                                         120,000                                3.1%
36 Toronto Street, Suite 250
Toronto, Ontario
Canada M5C 2C5
---------------------------------------------------------------------------------------------------------------
A-Z Professional Consultants Inc.                         300,000                                7.9%
268 W. 400
Salt Lake City, UT  84101
---------------------------------------------------------------------------------------------------------------
Bournemouth Capital Corp.                                 225,000                                5.9%
Saffrey Square Suite 103A
Bay Street & Bank Lane
Nassau NP The Bahamas
---------------------------------------------------------------------------------------------------------------
Finnish Investment Limited                                225,000                                5.9%
Saffrey Square Suite 103A
Bay Street & Bank Lane
Nassau NP The Bahamas
---------------------------------------------------------------------------------------------------------------
Bridgewater Capital Corp.                                 225,000                                5.9%
Saffrey Square Suite 103A
Bay Street & Bank Lane
Nassau NP The Bahamas
---------------------------------------------------------------------------------------------------------------
Alpha Securities Ltd.                                     225,000                                5.9%
P.O. Box N8318
Charlotte Street
Nassau The Bahamas
---------------------------------------------------------------------------------------------------------------
David A. Rapaport, as Escrow Agent2                       400,000                                5.0%
333 Sandy Spring's Circle
Suite 230
Atlanta, GA  30328
---------------------------------------------------------------------------------------------------------------

                                      14
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
---------------------------------------------------------------------------------------------------------------
           Name and Address                          Number of Shares of                        Percent
         of Beneficial Owner                     the Company's Common Stock                    of Class
---------------------------------------------------------------------------------------------------------------
KEW International Ltd.                                    225,000(3)                             5.6%
P.O. Box N. 8303
NASSAU - The Bahamas
---------------------------------------------------------------------------------------------------------------
Sunnyview International Ltd.                              225,000(3)                            5.6%
P.O. Box N. 8303
NASSAU - The Bahamas
---------------------------------------------------------------------------------------------------------------
Goldcoast International                                   225,000(3)                            5.6%
P.O. Box N. 8303
NASSAU - The Bahamas
---------------------------------------------------------------------------------------------------------------
JBS Holdings Ltd                                          225,000(3)                            5.6%
3369 Amboy Road
Staten Island, NY  10506
---------------------------------------------------------------------------------------------------------------
Somu Holdings Ltd.                                           825,000                           23.1%
32 Upper Fitzwilliam Street
Dublin 2 Ireland
---------------------------------------------------------------------------------------------------------------
Officers and Directors                                    455,000(4)                           10.7%
as a Group (2 persons)
---------------------------------------------------------------------------------------------------------------


_______________________

(1) The shares of our common stock are beneficially owned by Bronson B. Conrad, our President, Secretary, Treasurer and Sole Director. Mr. Conrad holds the shares for the benefit of certain our employees' benefit of certain employees of the Company. The BC Trust is not a formal trust, and, consequently, there is no appointed trustee.

(2) Includes 400,000 shares of our Common Stock held in escrow for the benefit of Generation Capital Associates and 25,000 shares of our Common Stock underlying warrants to purchase our Common Stock held by Generation. In connection with a financing transaction which closed on September 30, 1999, the Company issued to Generation convertible debentures in the aggregate principal amount of $250,000 for $250,000. The debentures are convertible into our Common Stock at any time after September 30, 1999. Pursuant to the terms of the transaction, we issued 400,000 shares of our Common Stock, which represent the share underlying the convertible debentures to an escrow agent. The debenture shares held by the escrow agent represent the shares that Generation is entitled to under the convertible debentures' conversion provisions. The price at which the convertible debentures are converted shall be the average closing bid price of our Common Stock quoted by Nasdaq level III for a five-day trading period ending on the date prior to the date set fort on Generation's conversion notice times (x) 60% (the "Multiplier"). The Multiplier is subject to being decreased in the event we do not register the debenture shares under the Securities Act. In connection with the above referenced financing transaction, we issued Generation 25,000 cashless exercise warrants to purchase 25,000 shares of our Common Stock exercisable at $2.50 for five years until September 30, 2004. The Generation warrant has a value of $250.00 ($0.01 per warrant). The shares are issuable upon the exercise of the Generation warrant. Although 400,000 of such shares are held in escrow for the benefit of Generation in connection with a convertible debenture financing transaction which closed on September 30, 1999, and such 425,000 shares held in escrow for the benefit of

     Generation represent approximately 11.2% of our issued and outstanding Common Stock, the terms of the convertible debentures provide that in no event shall the holder(s) of the convertible debentures and/or the Generation warrant be permitted to convert any debenture or exercise the Generation warrant to the extent that such conversion or exercise would cause any such holder to be the beneficial owner of more than 5% of our then outstanding Common Stock as determined in accordance with Section 13(d) of the Securities and Exchange Act of 1934. Accordingly, the number of shares of Common stock set forth in the table for Generation exceeds the number of shares of our Common Stock that Generation could own beneficially at any given time through its ownership of the convertible debentures and warrants. In that regard, the beneficial ownership of Generation set forth in the table is not determined in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934.

(3) Represents shares underlying our Class B Warrants. The Warrant entitled the holder to purchase one share of our Common Stock at a price of $1.50 per share at any time between April 15, 1999 and April 5, 2001.

(4) Includes 150,000 owned by Bronson B. Conrad which are held for the benefit of certain of our employees.


Item 5.  Sole Director, Executive Officers, Promoters and Control Persons.

         The following table sets forth-certain information regarding directors and executive officers of the Company:

Name                     Age            Position
----                     ---            --------
Bronson B. Conrad         55            President, Secretary, Treasurer and Sole
                                        Director
Romeo Colacitti           38            Chief Executive Officer

          Romeo Colacitti, the Company's Chief Executive Officer, is the brother-in-law of Bronson B. Conrad, the Company's President, Secretary, Treasurer and Sole Director.

BUSINESS EXPERIENCE

          BRONSON B. CONRAD. Since incorporation in 1995, Mr. Conrad has served as our President, Secretary and Treasurer and the sole director. Mr. Conrad was the co-founder of, and from 1988 to 1994, served as the Chairman of the Board of Directors of All-Quotes, Inc., a provider of electronically distributed financial information. Mr. Conrad served as All-Quotes' Treasurer and Secretary from 1993 to 1994. From 1988 through 1993, Mr. Conrad served as the President of All-Quotes. He was the co-founder of National Hav-Info Ltd. ("Hav-Info"), a former electronic distributor of financial information in Canada, and from March 1985 until October 1988 he was the Chief Executive Officer and Chairman of the Board of Hav-Info.

          ROMEO COLACITTI. Since July of 1999, Mr. Colacitti has served as our Chief Executive Officer. From April 1998 to the present, Mr. Colacitti has served as the President of our wholly owned subsidiary Worldwide Online. From October 1995 to March 1998, Mr. Colacitti served as the Vice President and General Manager of Worldwide Online. Prior to joining WorldWide Online Corp. in October of 1995, Mr. Colacitti served as a business executive with Bell Canada.

Item 6.  Executive Compensation.

          The following table sets forth the annual and other compensation of our Chief Executive Officer. No other executive officer had a total salary and bonus, which exceeded US$ 100,000 for the reported period.

                          SUMMARY COMPENSATION TABLE

                              Annual Compensation

Name                                                                     Other                 Stock
Principal Position               Year              Salary             Compensation             Option
Romeo Colacitti                  1998           CDN$  80,000              N/A                   N/A
Chief Executive Officer          1999           CDN$100,000               N/A                   N/A

COMPENSATION OF THE COMPANY'S SOLE DIRECTOR

          Our sole director does not receive a salary or fees for serving as a director, nor does he receive any compensation for being on committees. We may decide to compensate our sole director in the future.

Item 7.  Certain Relationships and Related Transactions.

          Romeo Colacitti, our Chief Executive Officer, is the brother-in-law of Bronson B. Conrad, our President, Secretary, Treasurer and Sole Director.

          On December 31, 1998, our Company loaned US$177,685 to AmCan Mining Limited, a British Columbia corporation, for which Bronson B. Conrad, our President, Secretary, Treasurer and Sole Director, serves as Chairman and Chief Executive Officer. The loan is evidenced by a promissory note. The note is payable on demand and bears interest at a rate of 10% per annum. The note is personally guaranteed by Mr. Bronson B. Conrad.

          On February 27, 1998, our Company, Bridgewater Capital Corp. ("Bridgewater") and Bronson B. Conrad ("Conrad"), our President, Secretary, Treasurer and Sole Director, (Conrad, together with Bridgewater, the "WWOC Shareholders" entered into a Share Exchange Agreement whereby we exchanged 1,500,000 shares of our Common Stock with the WWOC Shareholders for an aggregate of 1,500,000 shares of Common Stock of Worldwide Online in the amounts and proportions as set forth below:


Seller                   No. of WWOC             No. of Worldwide Data, Inc. Shares
------                ------------------         ----------------------------------
                      Shares Exchanged                     Received
                      ------------------                   --------
Conrad                       1                                1

Bridgewater              1,500,000                         1,500,000

          Subsequently, in March of 1998, Bridgewater distributed 1,275,000 of its shares of our common stock to certain persons and entities, including but not limited to, Bronson B. Conrad, Romeo Colacitti and the BC Trust. The number of shares received by Messrs. Conrad and Colacitti and the BC Trust in connection with Bridgewater's distribution is as follows:

Name                                 Number of Shares Received
----                                 -------------------------
Bronson B. Conrad                    150,000
Romeo Colacitti                      135,000
BC Trust                             150,000

          With respect to the 150,000 distributed by Bridgewater to the BC Trust, Bronson B. Conrad, our President, Secretary, Treasurer and Sole Director beneficially owns such shares and holds the shares for the benefit of certain employees of our Company. The BC Trust is not a formal trust, and, consequently, there is no appointed trustee.

          In November 1998, in order to partially finance the purchase of all of the issued and outstanding common stock of 761395 Alberta Ltd. (the "761395 Alberta Common Stock"), an Alberta corporation which is wholly-owned by Bronson
B. Conrad, the President, Secretary, Treasurer and Sole Director of the Company, and which had as its sole asset, an aircraft, we issued and sold pursuant to a certain Stock Purchase Agreement between us and CBC Holdings, Inc., a Bahamian corporation, 240,000 shares of our Common Stock to CBC Holdings, Inc. for $1.00 per share.

          In a related transaction, also in November, 1998, we purchased all of the issued and outstanding shares of the 761315 Alberta Common Stock pursuant to a certain Stock Purchase Agreement dated November 17, 1998, between Bronson B. Conrad, 761395 Alberta Ltd. and our Company, whereby we purchased the 761395 Alberta Common Stock for a purchase price of US$627,000. To effect payment of the purchase price, we (i) delivered US$240,000 of such purchase price to Bronson B. Conrad immediately following the execution of the Stock Purchase Agreement; (ii) executed and delivered to Mr. Conrad a promissory note in the principal amount of US$189,631.58 and (iii) assumed a certain $350,000 CDN Promissory Note from 761395 Alberta Ltd. and Bronson B. Conrad payable to Textron Financial Corporation (Canada), an Ontario corporation.

Item 8.  Legal Proceedings.

          We are not currently involved in any pending legal proceeding and it is not aware of any material legal proceeding threatened against it.

Item 9.  Market for Common Equity and Related Stockholder Matters.

          Since 1996, our Common Stock has traded on the Over-the-Counter Electronic Bulletin Board maintained by the National Association of Securities Dealers under the symbol "WWDI". Before that date, there was no established public trading market for the Common Stock. There is no assurance that the Common Stock will continue to be quoted or that there will be any liquidity for our Common Stock. Trading in our Common Stock is episodic. The following table sets forth the range of high and low bid quotations for the Company's Common Stock on the Over-the-Counter Electronic Bulletin Board for each quarter of 1997, 1998 and 1999.

------------------------------------------------------------------------
          Quarter                Low Bid $             High Bid $
------------------------------------------------------------------------
1st Qtr. 1997                      .16                    .38
------------------------------------------------------------------------
2nd Qtr. 1997                      .16                    .38
------------------------------------------------------------------------
3rd Qtr. 1997                      .13                    .91
------------------------------------------------------------------------
4th Qtr. 1997                      .09                    .25
------------------------------------------------------------------------
1st Qtr. 1998                     1.50                   7.00
------------------------------------------------------------------------
2nd Qtr. 1998                     7.25                   9.25
------------------------------------------------------------------------
3rd Qtr. 1998                     4.38                   7.03
------------------------------------------------------------------------
4th Qtr. 1998                     6.63                   8.25
------------------------------------------------------------------------
1st Qtr. 1999                     6.00                   7.50
------------------------------------------------------------------------
2nd Qtr. 1999                     4.63                   5.50
------------------------------------------------------------------------
3rd Qtr. 1999                     2.50                   3.88
------------------------------------------------------------------------
4th Qtr. 1999                     3.00                   3.13
------------------------------------------------------------------------

          The high and low information was obtained from Track Data, a fee-based provider of financial information.


          In January 1999, NASD Regulation, Inc. commenced an inquiry with respect to trading in our Common Stock and has requested information from us. We have fully cooperated with NASDR Regulation, Inc. in providing such information.

Item 10.  Recent Sales of Unregistered Securities.

          In connection with the Financial Advisory Agreement dated January 31, 2000, between our company and A-Z Professional Consultants, Inc., our company retained A-Z Consultants, Inc. to provide us with advice with respect to possible mergers, acquisitions, strategic partnerships and similar arrangements, we issued A-Z Consultants, Inc. 300,000 restricted shares of our common stock as compensation for services rendered under the Agreements. We have had various sales of unregistered securities. In issuing unregistered shares, we relied on the exemption from registration provisions as promulgated under Section 4(2) of the Securities Act of 1933, as amended (the "Act"), or Rule 504 of Regulation D promulgated under the Act for issuer transactions not involving a public offering (as defined). Principals of each transaction were aware and represented that they were taking the shares for investment purposes and not with the view to distributing the same and further represented that they were aware of the restricted nature of the securities and that the same could not be transferred or resold absent a Registration Statement, in effect for the same or an exemption therefrom, or otherwise sold in reliance on Rule 144.

          In connection with a financing transaction which closed on September 30, 1999, we issued to Generation Capital Associates convertible debentures in the aggregate principal amount of $250,000 for $250,000. The debentures are convertible into our Common Stock at any time after September 30, 1999.
Pursuant to the terms of the transaction, we issued 400,000 shares of our Common Stock, which represent the shares underlying the convertible debentures the ("Debenture Shares") to an escrow agent. The debenture shares held by the escrow agent represent the shares that Generation is entitled to under the convertible debentures' conversion provisions. The price at which the convertible debentures are converted shall be the average closing bid price of the Company's Common Stock quoted by Nasdaq level III for a five-day trading period ending on the date prior to the date set forth on Generation's conversion notice times (x) 60% (the "Multiplier"). The Multiplier is subject to being decreased in the event the Company does not register the debenture shares under the Securities Act. Also, in connection with the financing transaction which closed on September 30, 1999, the Company issued to Generation 250,000 cashes exercise warrants to purchase 25,000 shares of our Common Stock exercisable at $2.50 for five years until September 30, 2004. The Generation warrant has a value of $250.00 ($0.01 per warrant). The shares of our Common Stock are issuable upon the exercise of the GCA Warrants. Although 400,000 of such shares are held in escrow for the benefit of Generation in connection with a convertible debenture financing transaction which closed on September 30, 1999, and such 400,000 shares held in escrow for the benefit of GCA, together with the GCA Warrants, represent approximately 11.2% of the Company's issued and outstanding Common Stock, the terms of the convertible debentures provide that in no event shall the holder(s) of the convertible debentures and/or the GCA Warrants be permitted to convert any debenture or exercise the GCA Warrants to the extent that such conversion or exercise would cause any such holder to be the beneficial owner of more than 5% of the then outstanding Common Stock of the Company as determined in accordance with Section 13(d) of the Securities and Exchange Action of 1934. Accordingly, the number of shares of Common Stock set forth in the table for Generation exceeds the number of shares of our Common Stock that Generation could own beneficially at any given time through its ownership of the convertible debentures and warrants. In that regard, the beneficial ownership of Generation set forth in the table is not determined in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934.

          Pursuant to a Purchase Agreement dated March 19, 1999, we sold Montaque Securities International Ltd., a Bahamian corporation 200,000 shares of the our Common Stock at a purchase price of $1.00 per share.

          Pursuant to a Purchase Agreement dated April 6, 1999, we sold Montaque Securities International Ltd. 65,000 shares of our Common Stock at a purchase price of $1.00 per share.

          Pursuant to Purchase Agreement dated November 17, 1998, the Company sold to CBC Holdings, Inc., a Bahamian corporation 240,000 shares of the Company's Common Stock at a purchase price of $1.00 per share. We effected the transaction with CBC Holdings, Inc. to partially finance the purchase of all of the outstanding common stock of 761395 Alberta Ltd., an Alberta corporation, which is wholly owned by Bronson B. Conrad, the President, Secretary and Treasurer of our company.

          Pursuant to Purchase Agreement dated February 27, 1998, we sold to Gold Coast International Ltd., a Bahamian corporation 5,000 Units at a purchase price of $5.00 per Unit. Each Unit consisted of one share of our Common Stock, 22 Class A Warrants (each to purchase one share of our Common Stock on or before July 31, 1998 at an exercise price of $1.50) and 45 Class B Warrants (each to purchase a share of our Common Stock at any time after April 5, 1999 but before April 5, 2001 at an exercise price of $1.00. Gold Coast International Ltd. exercised its Class A Warrants and purchased 110,000 shares of our Common Stock underlying such warrants.

          Pursuant to Purchase Agreement dated February 27, 1998, we sold to Sunnyview International Ltd., a Bahamian corporation 5,000 Units at a purchase price of $5.00 per Unit. Each Unit consisted of one share of our Common Stock, 22 Class A Warrants (each to purchase one share of our Common Stock on or before July 31, 1998 at an exercise price of $1.50) and 45 Class B Warrants (each to purchase one share of our Common Stock at any time after April 5, 1999 but before April 5, 2001 at an exercise price of $1.00. Sunnyview International Ltd. exercised a portion of its Class A Warrants and purchased 55,000 shares of our Common Stock underlying such warrants.

          Pursuant to Purchase Agreement dated February 27, 1998, we sold to KEW Holdings Ltd., a Bahamian corporation 5,000 Units at a purchase price of $5.00 per Unit. Each Unit consisted of one share of our Common Stock, 22 Class A Warrants (each to purchase one share of our Common Stock on or before July 31, 1998 at an exercise price of $1.50) and 45 Class B Warrants (each to purchase one share of the Company's Common Stock at any time after April 5, 1999 but before April 5, 2001 at an exercise price of $1.00. KEW Holdings Ltd. exercised its Class A Warrants and purchased 110,000 shares of our Common Stock underlying such warrants.

          Pursuant to Purchase Agreement dated February 27, 1998, the Company sold to JBS Holdings Ltd., a Bahamian corporation 5,000 Units at a purchase price of $5.00 per Unit. Each Unit consisted of one share of our Common Stock, 22 Class A Warrants (each to purchase one share of our Common Stock on or before July 31, 1998 at an exercise price of $1.50) and 45 Class B Warrants (each to purchase one share of the Company's Common Stock at any time after April 5, 1999 but before April 5, 2001 at an exercise price of $1.00. JBS Holdings Ltd.. exercised a portion of its Class A Warrants and purchased 55,000 shares of our Common Stock underlying such warrants.

          In connection with a Share Exchange Agreement dated as of February 27, 1998 by and among our Company, Bridgewater Capital Corp. ("Bridgewater") and Bronson B. Conrad ("Conrad") (Conrad, together with Bridgewater, the "WWOC Shareholders"), the Company exchanged 1,500,000 shares of our Common Stock with the WWOC Shareholders for an aggregate of 1,500,000 shares of Common Stock of WWOC in the amounts and proportions as set forth below:

Seller                No. of Worldwide              No. of World Wide Data, Inc.
-----              Online Shares Exchanged              Shares Received
                   -----------------------              ---------------
Conrad                      1                                  1

Bridgewater              1,500,000                          1,500,000

Item 11.  Description of Securities

          The authorized capital stock of our Company consists of 10,000,000 shares of Common Stock, $0.001 par value and 10,000 shares of Preferred Stock, $0.01 par value.

          Holders of our Common Stock are entitled to one vote per share held of record on all maters requiring a vote of shareholders, including the election of directors. There is no right to cumulative voting in the election of directors, accordingly, holders of more than fifty percent (50%) of our Common Stock, if any, who vote for elections of directors can elect one hundred percent (100%) of our directors if they so choose. Subject to the prior rights of holders of Preferred Stock and any contractual restrictions against the payment of dividends, the holders of our Common Stock are entitled to receive dividends on a pro-rata basis when, if and as declared by the Board of Directors out of funds legally available therefore. Upon liquidation or dissolution, each outstanding share of our Common Stock will be entitled to share equally in the assets of our Company legally available for distribution to shareholders after the payment of all debts, liabilities, and other obligations, including the preferences of any outstanding share of Preferred Stock. Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. All outstanding shares of our Common Stock are duly authorized and validly issued, fully paid and non-assessable and free of preemptive rights.

          In addition, our Company's Certificate of Incorporation provides that our Company may, without further action by our Company's stockholders, issue shares of Preferred Stock in one or more series. The Board of Directors of our Company is authorized to established from time to time the number of shares to be included in any such series and to fix the relative rights and preferences of the shares of any such series, including without limitation dividend rights, dividend rate, voting rights, redemption rights and terms, liquidation preferences and sinking fund provisions. The Board of Directors of our Company may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Common Stock. In addition, the issuance of Preferred Stock could have the effect of delaying or preventing a change in control of our Company. No shares of our Preferred Stock have been issued.

Warrants

          Our Company's Class B Warrants entitle the holder to purchase one share of common stock at a price of $1.50 at any time between April 15, 1999 and April 5, 2001. The warrants may be exercised upon surrender of the Warrant Certificate during the exercise period to our Company, together with a duly completed Notice of Exercise and full payment of an amount equal to the purchase price times the number of Warrants to be exercised. The Class B Warrant holders do not have the rights or privileges of holders of our Common Stock.

          The Generation warrants entitle the holder to purchase 25,000 shares of our Common Stock exercisable at $2.50 for five years until September 30, 2004. The Generation warrant has a value of $250.00 ($0.01 per warrant). The Generation warrant holders do not have the rights or privileges of holders of our Common Stock.

Debentures

          We have issued convertible debentures in the aggregate principal amount of $250,000 for $250,000. The price at which the convertible debentures are converted shall be the average closing bid price of our Common Stock quoted by Nasdaq level III for five day trading period ending on the date prior to the date set forth on the conversion notice relating to such convertible debentures times 60% (the "Multiplier"). The Multiplier is subject to being decreased in the event we do not register the shares underlying the convertible debentures under the Securities Act. Holders of the debentures do not have the rights or privileges of holders of our Common Stock. The convertible debentures mature on September 30, 2000 and the unconverted principal balance and any accrued and unpaid interest shall be due and payable on such date. The maturity date of the convertible debentures automatically extends for up to eighteen one-month periods, unless the purchaser or any subsequent holder notifies us in writing not less than 10 days prior to any expiration that the convertible debenture will not be extended.

Item 12.  Indemnification of Directors and Officers.

          We are permitted to indemnify our directors and officers in accordance with and as limited by our Certificate of Incorporation, By-laws and Delaware and federal law.

          The relevant provisions in our Certificate of Incorporation and By-laws may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their fiduciary duty, even though such an action, if successfully, might otherwise have benefited the company and our stockholders. However, we believes the relevant provisions of our By-laws and Certificate of Incorporation are necessary to attract and retain qualified persons as directors and officers.

          For liabilities against directors and officers arising under the federal securities laws, the Securities and Exchange Commission has stated that, in its opinion, indemnification of directors and officers for such liabilities is against public policy and is therefore unenforceable.

Item 13.  Financial Statements.

          Our audited balance sheet for the period at December 31, 1998 and the Audited Statements of Operations, Stockholders' Equity and Statements Cash Flows for the years ended December 31, 1998 and 1997 are submitted herewith. The index setting forth the page numbers for the foregoing Financial Statements is found under "Item 15 Financial Statements, Accompanying Notes and Exhibits."

Item 14. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

          None.

  Item 15.  Financial Statements, Accompanying Notes and Exhibits.

            (a)  Index to Financial Statements

            Financial Statements                                                   Page
            --------------------                                                   ----
            Independent Auditors' Report                                            F2

            Consolidated Balance Sheet as of December 31, 199 and 1998              F3

            Consolidated Statements of Operations for the Two Years Ended           F4
            December 31, 1999 and 1998

            Consolidated Statements of Changes in Shareholders' Equity              F5

            Consolidated Statements of Cash Flows for the Two Years Ended           F6
            December 31, 1999 and 1998

            Notes to Consolidated Financial Statements`                             F7-F16

            (b) Exhibit Table - The following exhibits are filed as part of the Registration Form 10-SB General Registration Statement


        Exhibit                       Description of Exhibit
        -------                       ----------------------

         3.1          Certificate of Incorporation of the Company              *
         3.2          Bylaws of the Company.                                   *
         4.1          Warrant Certificate issued to Gold Coast for             *
                      225,000 warrants to purchase common stock of the
                      Company, dated February 27, 1998.
         4.2          Warrant Certificate issued to Sunnyview for              *
                      225,000 warrants to purchase common stock of the
                      Company, dated February 27, 1998.
         4.3          Warrant Certificate issued to Kew for 225,000            *
                      warrants to purchase common stock of the Company,
                      dated February 27, 1998.
         4.4          Warrant Certificate issued to JBS for 225,000            *
                      warrants to purchase common stock of the Company, dated February 27, 1998

        Exhibit                       Description of Exhibit
        -------                       ----------------------

         10.1          Convertible Debenture of WorldWide Data, Inc. (the      *
                       "Company") in the amount of $50,000 issued to
                       Generation Capital Associates ("GCA") dated
                       September 30, 1999.
         10.2          Financing Terms Agreement by and between the            *
                       Company and GCA dated September 20, 1999.
         10.3          Warrant Certificate for 25,000 shares of common         *
                       stock of the Company issued to GCA dated September
                       27, 1999.
         10.4          Escrow Agreement by and between the Company and         *
                       GCA dated September 20, 1999.
         10.5          Purchase Agreement by and between the Company and       *
                       Montague Securities International Ltd., dated
                       April 6, 1999.
         10.6          Purchase Agreement by and between the Company and       *
                       Montague Securities International Ltd., dated
                       March 19, 1999.
         10.7          Purchase Agreement by and between the Company and       *
                       CBC Holdings, Inc., dated November 17, 1998.
         10.8          Stock Purchase Agreement by and among the Company,      *
                       Bronson B Conrad and 761395 Alberta ("Alberta")
                       Ltd., dated November 17, 1998.
         10.9          Aircraft Securities Agreement by and between the        *
                       Company and Alberta dated March 10, 1998.
         10.10         Stock Exchange Agreement by and between the             *
                       Company, Bridgewater Capital Corp. and Conrad,
                       dated February 27, 1999.
         10.11         Purchase Agreement by and between the Company and       *
                       Gold Coast International Ltd. ("Gold Coast") dated February 27, 1998.
         10.12         Purchase Agreement by and between the Company and       *
                       Sunnyview International Ltd. ("Sunnyview") dated
                       February 27, 1998.
         10.13         Purchase Agreement by and between the Company and       *
                       KEW Holdings ("Kew") dated February 27, 1998.
         10.14         Purchase Agreement by and between the Company and       *
                       JBS Holdings Ltd. ("JBS") dated February 27, 1998.

        Exhibit                       Description of Exhibit
        -------                       ----------------------

         10.15         Guaranty of Bronson B. Conrad to WorldWide Data,        *
                       Inc. relating to US$177,685 Promissory Note.
         10.16         Advisory Agreement between the Company and A-Z          *
                       Professional Consultants, Inc., dated January 31,
                       2000.
         20.1          Promissory Note for $189,631.58 by and between the      *
                       Company and Conrad dated November 17, 1998.
         20.2          Promissory Note for CDN $350,000 by and between         *
                       761395 Alberta Ltd, Bronson B. Conrad and Textron Financial Corporation.
         20.3          Promissory Note for US$177,685 by and between Am        *
                       Can Minerals Limited, WorldWide Data, Inc.
         23.1          Consent of Kempisty & Company, Certified Public         *
                       Accountants.
         24.1          Power of Attorney                                       *
         27            Financial Data Schedule (b) Financial Statement         *
                       Schedules
   ________________________
   * Incorporated by reference to the Registrant's SB-1 filed March 21, 2000.

                                  Signatures

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                              WORLDWIDE DATA, INC.


                              By: /s/ Romeo Colacitti
                                  ___________________________
                              Name: Romeo Colacitti
                              Title: Chief Executive Officer

Date: April 4, 2000
      ______________________


*  Print the name and title of each signing officer under his or her signature.

                             WORLDWIDE DATA, INC.

                             FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

                                     INDEX
                                     -----

                                                                 PAGE
                                                                 ----

INDEPENDENT AUDITORS' REPORT                                      F2
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1999 AND 1998 F3 CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE TWO YEARS ENDED
DECEMBER 31, 1999 AND 1998                                        F4
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY        F5
CONSOLIDATED STATEMENTS CASH FLOWS FOR THE TWO YEARS ENDED
DECEMBER 31, 1999 AND 1998                                        F6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                    F7-F16

                                      F1

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.
-------------------------------------------------------------------------------
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 -
FAX (212) 513-1930




                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Worldwide Data, Inc.

We have audited the consolidated balance sheets of Worldwide Data, Inc. as of December 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worldwide Data, Inc. as of December 31, 1999 and 1998 and the results of its' operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management's plan regarding these matters is also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Kempisty & Company
Certified Public Accountants PC
New York, New York
March 2, 2000

                                       F2

                              WORLDWIDE DATA, INC.
                           Consolidated Balance Sheets



                                                                    December 31,        December 31,
                                                                       1999                 1998
                                                                       ----                 ----

                          ASSETS
                          ------

CURRENT ASSETS:
  Cash                                                           $       216,993   $         58,374
  Accounts receivable (net of allowances of bad debts
       of $10,368 for 1999)                                               47,065             43,524
  Prepaid expenses                                                         9,412              8,191
                                                                   --------------    ---------------
                          TOTAL CURRENT ASSETS                           273,470            110,089

PROPERTY AND EQUIPMENT (net of accumulated
       depreciation of $130,899 and $136,869 in 1999 and 1998)            81,753            433,685

  GOODWILL (net of accumulated amortization of $168,639
       and $78,157 in 1999 and 1998)                                     751,209          1,022,039

OTHER ASSETS:
  Organization expense                                                     1,380              2,761
  Deposit receivable                                                       7,327              6,889
  Loan and receivables from affiliates                                   177,685            123,570
                                                                   --------------    ---------------
                              TOTAL ASSETS                       $     1,292,824   $      1,699,033
                                                                   ==============    ===============

           LIABILITIES AND SHAREHOLDERS' EQUITY
           ------------------------------------

CURRENT LIABILITIES:
  Debenture payable                                              $       250,000   $              -
  Accounts payable and accrued expenses                                  139,355            109,454
  Accrued interest payable                                                 2,002              3,345
  Current portion of long-term debt (Note 8)                              34,563             71,518
  Short-term loan from officer (Note 7)                                        -            189,631
  Deferred income                                                          4,404              8,123
                                                                   --------------    ---------------
                        TOTAL CURRENT LIABILITIES                        430,324            382,071

PAYABLE TO OFFICER (NOTE 3)                                               55,185            344,336
LONG TERM DEBT (NOTE 8)                                                        -            191,802
COMMITMENTS AND CONTINGENCIES (NOTE 6)

SHAREHOLDERS' EQUITY
  Common stock $.001 par value 10,000,000 shares
    authorized; 3,487,500 and 2,822,500 shares issued and
    outstanding at 12/31/99 and 12/31/98 respectively (Note 11)            3,088              2,823
  Preferred stock $.01 par value 10,000 shares authorized;
    issued and outstanding, none                                                                  -
  Additional paid-in capital                                           2,532,260          2,267,525
  Deficit                                                             (1,740,372)        (1,491,569)
  Translation adjustment                                                  12,339              2,045
                                                                   --------------    ---------------

           TOTAL SHAREHOLDERS' EQUITY                            $       807,315   $        780,824
                                                                   --------------    ---------------

          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $     1,292,824   $      1,699,033
                                                                   ==============    ===============



                        See Notes to Financial Statements

                                       F3

                              WORLDWIDE DATA, INC.
                      Consolidated Statements of Operations

                                                                             For the Year Ended
                                                                               December 31,
                                                                          1999             1998
                                                                          ----             ----

Sales revenues:
     Online services                                                $      495,448   $      338,069
     Aircraft leasing                                                       63,859                -
                                                                      -------------    -------------
                                                                           559,307          338,069
Cost of sales:
     Online services                                                       278,508          221,920
     Aircraft leasing                                                      150,954           66,460
                                                                      -------------    -------------
                                                                           429,462          288,380

Gross profit                                                               129,845           49,689

Goodwill expense                                                           104,009           78,157
Selling, general and administrative expenses                               417,469          416,877
                                                                      -------------    -------------
                                                                           521,478          495,034

    Loss from operations                                                  (391,633)        (445,345)

Other income and expenses
    Gain from sale of aircraft                                             119,822                -
    Interest income                                                         23,008            2,187
                                                                      -------------    -------------

Income (loss) before taxes                                                (248,803)        (443,158)

Provision for income taxes                                                       -                -
                                                                      -------------    -------------

Net income (loss)                                                   $     (248,803)  $     (443,158)
                                                                      =============    =============

Basic and diluted income (loss) per share                           $        (0.08)  $        (0.20)
                                                                      =============    =============

Basic and diluted average shares outstanding                             3,026,568        2,246,308
                                                                      =============    =============


                       See Notes to Financial Statements.

                                       F4

                              WORLDWIDE DATA, INC.
     Consolidated Statements of Changes in Stockholders' Equity (Deficit)
                          Year ended December 31, 1999



                                      Common Stock          Additional
                                     ($.001) Par Value       Paid-In                        Translation
                                 Shares           Amount     Capital         (Deficit)      Adjustments       Total
                                 ------           ------     -------         ---------      -----------       -----
Balance January 1, 1998             622,500   $    623   $      349,877   $   (1,048,411)  $     (3,564)  $   (701,475)

Stock issued to acquire
   Worldwide Online               1,500,000      1,500          918,348                -              -        919,848

Sale of units                        20,000         20           99,980                -              -        100,000

Exercise of warrants                440,000        440          659,560                -              -        660,000

Sale of common stock                240,000        240          239,760                -              -        240,000

Net Income (Loss)                         -          -                -         (443,158)             -       (443,158)

Translation adjustment                    -          -                -                -          5,609          5,609
                              --------------    -------    -------------   --------------    -----------   ------------

Balance December 31, 1998         2,822,500      2,823        2,267,525       (1,491,569)         2,045        780,824

Sale of common stock                265,000        265          264,735                -              -        265,000

Net Income (Loss)                         -          -                -         (248,803)             -       (248,803)

Translation adjustment                    -          -                -                -         10,294         10,294
                              --------------    -------    -------------   --------------    -----------   ------------

Balance December 31, 1999         3,087,500   $  3,088   $    2,532,260   $   (1,740,372)  $     12,339   $    807,315
                              ==============    =======    =============   ==============    ===========   ============





                        See Notes to Financial Statements

                                       F5

                              WORLDWIDE DATA, INC.
                      Consolidated Statements of Cash Flows


                                                                           For the Year Ended
                                                                               December 31,
                                                                          1999             1998
                                                                          ----             ----

Operating Activities
--------------------
   Net (loss)                                                       $     (248,803)  $     (443,158)
   Adjustments to reconcile net income or (loss)
      to net cash used by operating activities:
   Depreciation and amortization                                           131,707          149,312
   Bad debt expense                                                         12,610                -
   Gain on sale of aircraft                                               (119,822)               -
   Changes in operating assets and liabilities (net
       of acquired companies):
   Accounts receivable                                                     (13,909)         (38,418)
   Prepaid expenses                                                         (1,221)          (4,012)
   Accounts payable & accrued expenses                                      29,901           (3,043)
   Accrued interest payable                                                 (1,343)             448
   Deferred income                                                          (3,719)           8,123
                                                                      -------------    -------------
   Net cash used by operating activities                                  (214,599)        (330,748)

Investing Activities (net of acquired companies):
-------------------------------------------------
   Purchase of Alberta Ltd net of cash acquired                                  -         (239,499)
   Purchase of property and equipment                                      (28,125)          (2,935)
   Sale of aircraft                                                        680,000                -
   Loans to affiliates                                                     (54,115)        (123,570)
                                                                      -------------    -------------
   Net cash provided (used) by investing activities                        597,760         (366,004)

Financing Activities (net of acquired companies):
-------------------------------------------------
   Sale of common stock                                                    265,000          240,000
   Sale of common stock units                                                    -          100,000
   Exercise of common stock warrants                                             -          660,000
   Loan payments                                                          (260,760)         (39,886)
   Debenture loan                                                          250,000                -
   Paydown of officer loan and payable                                    (478,782)        (218,755)
                                                                      -------------    -------------
   Net cash (used) provided by financing activities                       (224,542)         741,359
                                                                      -------------    -------------
   Increase in cash                                                        158,619           44,607
   Cash at beginning of period                                              58,374           13,767
                                                                      -------------    -------------
   Cash at end of period                                            $      216,993   $       58,374
                                                                      =============    =============

Supplemental Disclosures of Cash Flow Information:
  Cash paid during year for:
     Interest                                                       $       49,773   $       28,162
                                                                      =============    =============
     Income taxes                                                   $            -   $            -
                                                                      =============    =============

Non-cash transactions:
   On February 26, 1998 the Company issued 1,500,000 shares of common stock for the 85% of
   Worldwide On-line Corp common stock it did not own (Note 5).
   On November 17, 1998 the Company issued a $189,631 face value 10% demand note as part of the consideration given to acquire 100% of 761395 Alberta Ltd. (Notes 3 and 5).


                       See Notes to Financial Statements.
                                       F6

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999



 Note 1-  ORGANIZATION AND OPERATIONS

          Worldwide Data, Inc., ("WDI") was incorporated in the State of Delaware on February 27, 1995.

          On August 16, 1995 Worldwide Online Corp. ("the Company" and "WWOL") was incorporated in Ontario, Canada. On February 26, 1998 Worldwide Data, Inc. exchanged 1,500,000 shares of the Company's common stock for the 85% of Worldwide Online Corp. common stock it did not already own. (See Note 5)

          Worldwide Online creates intranets/extranets for corporations, designs and develops corporate web sites and databases, and creates client-specific applications.

          During 1999, Worldwide Online added application hosting and e-business consulting to its service offerings.

          On November 17, 1998 WDI acquired all the outstanding shares of 761395 Alberta Ltd., a Canadian company in the aircraft leasing business. (Note 3 and 5)

          In August, 1999 761395 Alberta Ltd sold the aircraft that was used for the leasing business and currently has no operations.

 Note 2-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Basis of Presentation
          ---------------------

          The consolidated financial statements include the accounts of Worldwide Data, Inc. and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

          For accounting purposes, the 1998 acquisition of WWOL has been treated as an acquisition of WDI by WWOL and as a recapitalization of WWOL. The historical financial statements prior to February 26, 1998 are those of WWOL giving effect to the acquisition as if the acquisition took place on August 16, 1995.

          Foreign Currency Translation
          ----------------------------

          The Company has determined that the local currency of its Canadian subsidiaries is the functional currency. In accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52") the assets and liabilities denominated in foreign currency are translated into U.S. dollars at the current rate of exchange existing at period-end and revenues and expenses are translated at average monthly exchange rates. Related translation adjustments are reported as a separate component of shareholders' equity, whereas, gains or losses resulting from foreign currency transactions are included in results of operations.

                                       F7

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999



Note 2-   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

          Cash and Cash Equivalents
          -------------------------

          For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at acquisition to be cash equivalents.

          Depreciation and Amortization
          -----------------------------

          The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for financial reporting purposes and on an accelerated basis for income tax purposes. For income tax purposes, leasehold improvements are amortized in accordance with Internal Revenue Service regulations.

          Goodwill
          --------

          The goodwill recorded by the Company in connection with its acquisitions is being amortized on a straight line basis over ten years.

          Organization Costs
          ------------------

          Costs incurred in connection with the organization of the Company are amortized over five years beginning with the commencement of operations.

          Income Taxes
          ------------

          The Company previously adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", ("SFAS No.109") which requires the asset and liability method of accounting for income taxes. Enacted statutory tax rates are applied to temporary differences arising from the differences in financial statement carrying amounts and the tax basis of existing assets and liabilities. Due to the uncertainty of the realization of income tax benefits, (Note 9), the adoption of SFAS 109 had no effect on the financial statements of the Company.

          Net Loss per Common Share
          -------------------------

          Net loss per common share is based on the weighted average number of common shares outstanding during the period presented. Fully diluted loss per share has not been disclosed as it is anti-dilutive. The weighted average number of common shares outstanding used in the computation of net loss per share has been adjusted to give effect for the 1 for 10 reverse stock split discussed in Note 11.

                                       F8

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999



Note 2-   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

          Use of Estimates
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          Concentration of Credit Risk
          ----------------------------

          Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash investments at commercial banks and receivables from officers and directors of the Company. Cash and cash equivalents are temporarily invested in interest bearing accounts in financial institutions, and such investments may be in excess of insurance limits.

          Reverse Stock Split
          -------------------

          The Company's Board of Directors effected a 1 for 10 reverse stock split of its common stock $.001 par value on February 12, 1998. All share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect this stock split.

          Comprehensive Income
          --------------------

          Effective January 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for both 1999 and 1998.

Note 3-   RELATED PARTY TRANSACTIONS

          761395 Alberta Ltd.
          -------------------

          In November, 1998 the Company acquired 100% of the outstanding common stock of 761395 Alberta Ltd. from the president of the Company for $240,000 plus a $189,631.58 ten percent (10%) demand note. The demand note was repaid in April, 1999. (See Notes 5 and 11)


                                       F9

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


Note 3-    RELATED PARTY TRANSACTIONS (continued)



           Payable to Officer                                                December 31,
           ------------------                                           1999                1998
                                                                        ----                ----
               Bronson Conrad, President                          $     55,185       $     344,336

           The payable to officer is unsecured, non-interest bearing and has no specific terms of repayment.

           Loans and receivables from affiliates                                  December 31,
           -------------------------------------                        1999                1998
                                                                        ----                ----

                Receivables                                       $        11,204    $         16,110
                Loans                                                     166,481             107,460
                                                                    --------------     ---------------
                     Total                                        $       177,685    $        123,570
                                                                    ==============     ===============


          Receivables from affiliates for occupancy costs or services rendered in the ordinary course of business represent amounts due from companies that are controlled by the Chairman of the Board of Directors or his family.

          Loans to affiliate represents amounts due from AMCAN Minerals Limited, a company controlled by the Chairman of the Board. The loan bears interest at ten percent per annum and the loan repayment is guaranteed by the Chairman.

Note 4-   PROPERTY AND EQUIPMENT



             Property and equipment consists of the following:                  December 31,
                                                                          1999                1998
                                                                          ----                ----
                Aircraft                                            $             0    $        384,849
                Furniture and fixtures                                       28,346              26,402
                Computer equipment                                          181,435             155,255
                Leasehold improvements                                        2,871               4,048
                                                                      --------------     ---------------
                                                                            212,652             570,554
                Less accumulated depreciation and amortization             (130,899)           (136,869)
                                                                      --------------     ---------------
                                                                    $        81,753    $        433,685
                                                                      ==============     ===============


  Note 5- ACQUISITIONS

          WDI owned 15% of Worldwide Online Corp until February, 1998 when it acquired the remaining 85% of the common stock of the Company. The combination was accounted for using the purchase method. The purchase price for the common stock was 1,500,000 unregistered shares of the Company's common stock, valued at $150,000. The resulting goodwill of $919,848 is being amortized over ten (10) years. The acquisition was recorded as a reverse merger.



                                       F10

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999



Note 5-     ACQUISITIONS (continued)

            In November 1998, the Company acquired 100% of 761395 Alberta Ltd., ("Alberta Ltd") an aircraft leasing company, from the president of the Company. (See Notes 3 and 11) The combination was accounted for using the purchase method. The resulting goodwill of $180,348 is being amortized over ten (10) years. In August, 1999 Alberta Ltd sold its aircraft and currently has no operations. As part of the aircraft sale, the Company expensed the balance of goodwill against the profit on the sale of the aircraft.

Note 6-     COMMITMENTS AND CONTINGENCIES

            Leases
            ------
            The Company entered into a lease agreement for office space which expires in the year 2000. Also, the Company entered into a sublease arrangement with a related party whereby approximately 50% of the Company's rent and certain fixed expenses are reimbursed to the Company. Rent expense for the Company for 1999 was approximately $18,000. Remaining commitments under this lease mature as follows:

                   Year ending
                   December 31,                 Amount
                   ------------                 ------
                    2000                 $            23,775
                                           ==================

            Other
            -----
            The Market Regulation Division of the National Association of Securities Dealers, Inc. has commenced an inquiry regarding the trading of the Company's stock. The Company is unable to predict the outcome of this matter.

Note 7-     SHORT-TERM BORROWINGS

            Debenture Payable
            -----------------

            On September 30, 1999, the Company issued to Generation Capital Associates ("GCA") convertible debentures in the aggregate principal amount of $250,000 for $250,000. The debentures are convertible into the Company's Common Stock at any time after September 30, 1999. Pursuant to the terms of the transaction, the Company issued 400,000 shares of The Company's common stock, which represents the shares underlying the convertible debentures ("Debenture Shares") to an escrow agent. The Debenture Shares held by the escrow agent represent the shares GCA is entitled to under the conversion provisions of the convertible debentures. The price at which the convertible debentures are converted shall be the average closing bid price of the Company's common stock quoted by Nasdaq Level III for a five-day trading period ending on the date prior to the date set forth on GCA's conversion notice times (x) 60% (the "Multiplier"). The Multiplier is subject to being decreased in the event the Company does not register the Debenture shares under the Act by specific dates.

                                       F11

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999



Note 7-     SHORT-TERM BORROWINGS (continued)



                Short-term borrowings consisted of the following:                   December 31,                December 31,
                                                                                          1999                    1998
                                                                                          ----                    ----
                10% Demand note payable to the president
                     of the Company                                               $                 -     $           189,631
                Debenture payable                                                             250,000                       -
                                                                                    ------------------      ------------------
                                                                                  $           250,000     $           189,631
                                                                                    ==================      ==================

                At December 31, 1999 and 1998 the carrying value of short-term borrowings approximated fair values.

Note 8-         LONG-TERM DEBT

                Long-term debt consists of the following at:                        December 31,                December 31,
                                                                                          1999                    1998
                                                                                          ----                    ----

                12% term loan due February 10, 2003                               $                 -     $           198,325
                Floating rate term loan due December 17, 2000                                  34,563                  64,995
                                                                                    ------------------      ------------------
                                                                                               34,563                 263,320
                Less current portion                                                           34,563                  71,518
                                                                                    ------------------      ------------------
                                                                                  $                 0     $           191,802
                                                                                    ==================      ==================


            The 12% term loan requires monthly principal and interest payments of $7,785.56 Cdn (approximately $5,060.00 US) to maturity. The loan is secured by the Company's aircraft and engines. The loan payments are currently being paid for by the Company's President. In August, 1999 the Company sold the aircraft and paid off the 12% term loan due February 10, 2003.

            The floating rate (bank's prime plus 3%, currently 9 3/4%) term loan requires monthly principal payments of approximately $2,708 plus interest to maturity.

            At December 31, 1999 and 1998 the carrying values of long-term borrowings approximated their fair values.



                                       F12

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999



    Note 9-     INCOME TAXES

                The provision (benefit) for income taxes consisted of the following (in thousands):




                                                                                           Year ended December 31,
                                                                                          1999                 1998
                                                                                          ----                 ----
                Current:
                   Federal tax expense                                             $         (76,000)   $        (136,000)
                   State tax expense                                                         (25,000)             (40,000)
                Deferred:
                   Federal tax expense                                                        76,000              136,000
                   State tax expense                                                          25,000               40,000
                                                                                     ----------------     ----------------
                                                                                   $               -    $               -
                                                                                     ================     ================

                A reconciliation of differences between the statutory U.S. federal income tax rate and the
                Company's effective tax rate follows:

                                                                                           Year ended December 31,
                                                                                          1999                 1998
                                                                                          ----                 ----

                Statutory federal income tax                                                     34%                  34%
                State income tax-net of
                     federal benefit                                                              6%                   6%
                Valuation allowance                                                             -40%                 -40%
                                                                                     ----------------     ----------------
                                                                                                  0%                   0%
                                                                                     ================     ================

                The components of deferred tax assets and liabilities were as follows:

                                                                                                December 31,
                                                                                          1999                 1998
                                                                                          ----                 ----
                Deferred tax assets:
                     Net operating loss carryforwards                              $         541,000    $         440,000
                                                                                     ----------------     ----------------
                     Total deferred tax assets                                               541,000              440,000
                     Valuation allowance                                                    (541,000)            (440,000)
                                                                                     ----------------     ----------------
                Net deferred tax assets                                            $               -    $               -
                                                                                     ================     ================



                                       F13

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999



Note 9-     INCOME TAXES (continued)

            SFAS No, 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 1999, a valuation allowance for the full amount of the net deferred tax asset was recorded because of continuing losses and uncertainties as to the amount of taxable income that would be generated in future years.

            The Company recognized losses for the years ended December 31, 1999 and 1998. The amount of available additional net operating loss carry forwards are approximately $250,000 for 1999 $350,000 for 1998, $150,000 for 1997, $500,000 for 1996
            and $142,000 for 1995. The net operating loss carry forwards, if not utilized, will expire in the years 2001 through 2019.

Note 10-    FAIR VALUE OF FINANCIAL INSTRUMENTS

            The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value.

            Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.



                                                                                             December 31, 1999
                                                                                    Carrying Amount        Fair Value
                                                                                    ---------------        ----------
            Assets:
                 Cash                                                         $           216,993     $       216,993
                 Accounts receivable, net                                                  47,065              47,065


            The carrying amounts of cash and accounts receivable are a reasonable estimate of their fair market value.



                                       F14

                              WORLDWIDE DATA, INC.

                               December 31, 1999

Note 11--  SHAREHOLDERS' EQUITY

           Common Stock
           ------------


           On February 12, 1998 the Company effected a one for ten reverse stock split of its common stock and changed the par value of the common stock from $.0001 per share to $.001 per share. All references to number of shares, except shares authorized, and to per share information in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

           On February 26, 1998 the Company exchanged 1,500,000 shares of its common stock $.001 par value for 1,500,000 shares of Worldwide Online Corp. stock on a share for share basis.

           On February 27, 1998 the Company sold to unrelated third parties, under Rule 504 of the Securities and Exchange Act of 1933, as amended, for net proceeds of $100,000, 20,000 units consisting of one share of common stock $.001 par value, twenty-two (22) class A warrants, each warrant to purchase one share of the Company's common stock for $1.50 per share on or before March 30, 1998, and forty-five
           (45) class B warrants, each to purchase a share of the Company's common stock at any time after April 5, 1999 and expiring on April 5, 2001 for one dollar ($1.00) per share.

           On November 17, 1998 the Company sold to an unrelated third party, under Rule 504 of the Securities and Exchange Act of 1933, as amended, 240,000 $0.001 par value shares at one dollar ($1.00) per share, for net proceeds of $240,000. The proceeds of this offering were used to pay for the acquisition of 761395 Alberta Ltd. (See Notes 3 and 5)

           Stock sales under Securities and Exchange Commission Rule 504 of Regulation D:

           On March 21, 1999 the Company sold 200,000 shares of $.001 par value common stock in a private placement for net proceeds to the Company of $200,000. Approximately $190,000 of the proceeds was used to complete the acquisition of 761395 Alberta Ltd., a company owned by the President of World Wide Data, Inc.

           On April 6, 1999 the Company sold 65,000 shares of $.001 par value common stock in a private placement for net proceeds of $65,000 for working capital.

           On September 30, 1999 as part of the sale of the convertible debenture (Note 7), the Company issued 400,000 shares of common stock to be held in escrow in the event of the exercise of the convertible debenture. These shares while issued are not considered outstanding.


                                      F15

                              WORLDWIDE DATA, INC.

                               December 31, 1999

Note 11 --  SHAREHOLDERS' EQUITY (continue)

            Warrants

            In connection with the debenture financing on September 30, 1999 (Note 7) the Company issued 25,000 cashless warrants to purchase the Company's common stock at $2.50 per share until September 30, 2004.

            During 1998 all 440,000 class A warrants issued as part of the February 27, 1998 unit sale were exercised for $660,000 net proceeds to the Company. The 900,000 class B warrants issued as part of the same unit sale remain outstanding as of December 31, 1999.

            The per share exercise price of the outstanding warrants at December 31, 1999 are as follows:

                                        Exercise                Year of
            Shares                       Price                 Expiration
            ------                      --------               ----------
            900,000                      $1.00                    2001
             25,000                      $2.50                    2004

   The following is a summary of warrant transactions:

                                                                 Year ended
                                                                December 31,
                                                              -----------------
                                                               1999     1998
                                                              ------- ---------
      Outstanding at beginning of period..................... 900,000       --
      Issued as part of unit sale............................     --  1,340,000
      New warrants issued....................................  25,000       --
      Exercised during the period............................     --   (440,000)
                                                              ------- ---------
      Outstanding and eligible for exercise.................. 925,000   900,000
                                                              ======= =========

Note 12--   GOING CONCERN MATTERS

            The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements for the years ended December 31, 1999 and 1998, the Company incurred losses of $248,803 and $443,158, respectively, and has not made a profit in any year since its inception. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

            The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and to obtain additional financing or refinancing as may be required to ultimately attain profitability. The Company is also actively pursuing additional equity financing through stock sales (Note 11) and the exercise of its outstanding warrants.


                                      F16

                                     EXPERTS

     The audited balance sheets of the Company as at December 31, 1999 and 1998 and the audited Statements of Operations, Statements of Stockholders' Equity and Statements of Cash Flows for the years ended December 31, 1999 and 1998 have been included herein and in the Registration Statement in reliance upon the report, appearing elsewhere herein, of Kempisty & Company Certified Public Accountants, P.C., independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.